Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Cinedigm Corp. on Form S-3 to be filed on or about July 6, 2020 of our report dated July 2, 2020 on our audits of the consolidated financial statements as of March 31, 2020 and 2019, and for each of the years in the two-year period ended March 31, 2020 which report was included in the Annual Report on Form 10-K filed on July 6, 2020. Our report includes an explanatory paragraph that refers to a change in the method of accounting for leases due to the adoption of Accounting Standards Update 2016-02 “Leases (Topic 842) and an emphasis-of-matter paragraph that refers to Cinedigm Corp.’s financing transactions subsequent to March 31, 2020. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form S-3.

/s/ EISNERAMPER LLP

EISNERAMPER LLP

Iselin, New Jersey

July 6, 2020